

November 28, 2022

Ross DiMaggio
Chief Financial Officer
AmeriCrew Inc.
21 Omaha Street
Dumont, NJ 07628

      Re: AmeriCrew Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2021
          Filed April 15, 2022
          Form 10-Q for the Quarterly Period Ended June 30, 2022
          Filed August 22, 2022
          File No. 000-56176

Dear Ross DiMaggio:

      We have reviewed your November 7, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 5, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Index to Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

1.   We note your response to comment 2. Please be advised that this comment will remain open until your filing of the transitional September 30, 2022 Form 10-K, inclusive of comparative December 31, 2021 financial statements that are revised to fully address the issue raised with respect to the weighted average number of common shares for the twelve months ended December 31, 2021.

<u>Consolidated Statements of Stockholders' Equity (Deficit), page F-5</u>

2.   We note your response to comment 4. Please be advised that this comment will remain open until your filing of the transitional September 30, 2022 Form 10-K, inclusive of comparative December 31, 2021 financial statements that are revised to fully address the issue raised with respect to the $282,450 of recapitalization expenses incurred during the twelve months ended December 31, 2021.

<u>General</u>

3.   We note your responses to the second bullet point of comment 5 and to comment 6. Please be advised that this portion of comment 5 and all of comment 6 will remain open until your filing of the transitional September 30, 2022 Form 10-K, inclusive of comparative December 31, 2021 financial statements that are revised to fully address the issues raised in comments 2, 3, and 4 of our letter dated September 9, 2022.

You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Shannon Menjivar, Accounting Branch Chief at (202) 551-3856 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Pearlman, Esq.